March 18, 2020

VIA EDGAR

Office of Life Sciences

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: Chris Edwards; Joe McCann

Re:	AdaptHealth Corp. Registration Statement on Form S-3 Filed January 22, 2020, as amended on Form S-1 File No. 333-236011

Dear Mr. Edwards and Mr. McCann:

Reference is made to the Registration Statement on Form S-3 filed by AdaptHealth Corp. (the “Company”) with the U.S. Securities and Exchange Commission on January 22, 2020, as amended on February 28, 2020 and March 9, 2020 on Form S-1 (File No. 333-236011) (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on March 20, 2020 (the “Effectiveness Time”), or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

If you have any questions related to this letter or if you require any additional information, please contact Michael Brandt or Danielle Scalzo of Willkie Farr & Gallagher LLP at (650) 887-8962 or (212) 728-8620, respectively. Please notify either of them when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

AdaptHealth Corp.

		By:	/s/ Luke McGee
			Name:	Luke McGee
			Title:	Chief Executive Officer
Via E-mail:
cc:	Michael Brandt
Danielle Scalzo
Willkie Farr & Gallagher LLP